SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                               AMENDMENT NO. 7 TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                                LENDINGTREE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $ 0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   526020-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Capital Z Management, LLC
                               54 Thompson Street
                            New York, New York 10012
                        Attention: David A. Spuria, Esq.
                                 (212) 965-0800
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 August 8, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on the following pages)


                               Page 1 of 8 Pages

========== ========================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           SPECIALTY FINANCE PARTNERS
---------- --------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- --------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
---------- --------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           00 - CONTRIBUTIONS FROM PARTNERS
---------- --------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
---------- --------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- -----------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- -----------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
--------------------------------------------------- --------- -----------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER


---------- --------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- --------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [ ]
---------- --------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           0.0%
---------- --------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- --------------------------------------------------------------------------------------------------------




                               Page 2 of 8 Pages

========== ========================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z FINANCIAL SERVICES FUND II, L.P.*
---------- --------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- --------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- --------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
---------- --------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- -----------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              0
--------------------------------------------------- --------- -----------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- -----------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              0
---------- --------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- --------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [ ]
---------- --------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           0.0%
---------- --------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- --------------------------------------------------------------------------------------------------------

*Solely in its capacity as a general partner of Specialty Finance Partners.




                               Page 3 of 8 Pages

========== ========================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z PARTNERS, L.P.*
---------- --------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- --------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- --------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
---------- --------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- -----------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              0
--------------------------------------------------- --------- -----------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- -----------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              0
---------- --------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- --------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [ ]
---------- --------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           0.0%
---------- --------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- --------------------------------------------------------------------------------------------------------

*Solely in its capacity as the sole general partner of Capital Z Financial
Services Fund II, L.P.



                               Page 4 of 8 Pages

========== ========================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z PARTNERS, LTD.*
---------- --------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- --------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- --------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
---------- --------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- -----------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              0
--------------------------------------------------- --------- -----------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- -----------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              0
---------- --------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- --------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                         [ ]
---------- --------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           0.0%
---------- --------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- --------------------------------------------------------------------------------------------------------


*Solely in its capacity as the sole general partner of Capital Z Partners, L.P.



                               Page 5 of 8 Pages

           This Amendment No. 7 ("Amendment No. 7") amends the statement on
Schedule 13D, dated October 10, 2000 (the "Initial Schedule 13D"), as amended in certain respects by Amendment No. 1 thereto, dated March 26, 2001 ("Amendment No. 1"), Amendment No. 2 thereto, dated March 26, 2001 ("Amendment No. 2"), Amendment No. 3 thereto, dated June 8, 2001 ("Amendment No. 3"), Amendment No. 4 thereto, dated April 3, 2002 ("Amendment No. 4"), Amendment No. 5 thereto, dated November 12, 2002 ("Amendment No. 5") and Amendment No. 6 thereto, dated May 8, 2003 ("Amendment No. 6" and, together with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 7, the "Schedule 13D"), and is filed jointly on behalf of Specialty Finance Partners, a Bermuda general partnership ("Specialty Finance Partners"), Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), and Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.") (each, a "Reporting Person" and collectively, the "Reporting Persons"), in respect of the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of LendingTree, Inc. (the "Company").

           The Schedule 13D is hereby amended as follows:

ITEM 5.    INTEREST IN SECURITIES OF ISSUER

           The information contained in Item 5(a)-(c) and 5(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(A)-(B)

           Specialty Finance Partners beneficially owns no shares of Common Stock by virtue of the conversion of each of its shares of Common Stock into
0.6199 of a share of common stock, par value $0.01 ("IAC Common Stock"), of InterActive Corp (formerly known as USA Interactive), a Delaware corporation "IAC") in connection with the merger of Forest Merger Corp., a wholly owned subsidiary of IAC ("Merger Sub"), with and into the Company on August 8, 2003 (the "Merger") pursuant to the Agreement and Plan of Merger, dated as of May 5, 2003, by and among IAC, Merger Sub and the Company. After the accelerated vesting of certain stock options triggered by the Merger, Specialty Finance Partners beneficially owned an aggregate of 4,487,242 shares of Common Stock by virtue of (i) the fact that it was the holder of record of 2,086,420 shares of Common Stock, (ii) its expected ability to convert (as discussed in Item 6 of Amendment No. 1) 2,156,726 shares of Series A 8% Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), into 2,359,890 shares of Common Stock as of August 8, 2003 and (iii) the ability of Capital Z Management, LLC, a Delaware limited liability company ("Capital Z Management") related to Specialty Finance Partners, to receive within 60 days of the effective time of the Merger 40,932 shares of Common Stock that were issuable upon exercise of stock options held Capital Z Management. Except for shares issuable pursuant to these stock options, Specialty Finance Partners had the sole power to vote or to direct the vote, and to dispose or to direct the disposition, of such shares prior to the Merger.

           As of the effective time of the Merger, Capital Z Fund II (the general partner of Specialty Finance Partners), Capital Z L.P. (the sole general partner of Capital Z Fund II) and Capital Z Ltd. (the sole general partner of Capital Z L.P.) may not be deemed to own any shares of the Common Stock by


                               Page 6 of 8 Pages
virtue of the fact that Specialty Finance Partners beneficially owns no shares of Common Stock. Immediately prior to the effective time of the Merger, each of Capital Z Fund II, Capital Z L.P. and Capital Z Ltd. may have been deemed to beneficially own an aggregate of 4,487,242 shares of Common Stock, by virtue of Specialty Finance Partners' ownership of Common Stock, its expected ability to convert the shares of Series A Preferred Stock owned by it into shares of Common Stock and the expected ability of Capital Z Management to receive shares of Common Stock upon the exercise of stock options exercisable within 60 days of the effective time of the Merger, as described above. Except for shares issuable pursuant to these stock options, each of Capital Z Fund II, Capital Z L.P. and Capital Z Ltd. had the shared power to vote or to direct the vote, and to dispose or to direct the disposition, of such shares prior to the Merger.

(C)

           Except as described in Item 6, none of the Reporting Persons has effected any transactions in shares of Common Stock or Series A Preferred Stock during the past 60 days.

(E)

           As of the effective time of the Merger on August 8, 2003, the Reporting Persons ceased to be beneficial owners of more than five (5) percent of the Company's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Item 6 of Amendment No. 6 is hereby amended by adding the following at the end thereto:

           On August 8, 2003, Merger Sub merged with and into the Company. As a result of the Merger, all Common Stock and options to purchase Common Stock were converted into IAC Common Stock or options to purchase IAC Common Stock.




                               Page 7 of 8 Pages

                                   SIGNATURES

                     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


                     Date: August 11, 2003


                     SPECIALTY FINANCE PARTNERS

                     By: Capital Z Partners, Ltd., its ultimate general partner

                     By: /s/ David A. Spuria
                         ------------------------------------------------------
                         David A. Spuria
                         General Counsel, Vice President of
                         Administration and Secretary



                     CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

                     By: Capital Z Partners, Ltd., its ultimate general partner

                     By: /s/ David A. Spuria
                         ------------------------------------------------------
                         David A. Spuria
                         General Counsel, Vice President of
                         Administration and Secretary



                     CAPITAL Z PARTNERS, L.P.

                     By: Capital Z Partners, Ltd., its general partner

                     By: /s/ David A. Spuria
                         ------------------------------------------------------
                         David A. Spuria
                         General Counsel, Vice President of
                         Administration and Secretary



                     CAPITAL Z PARTNERS, LTD.

                     By: /s/ David A. Spuria
                         ------------------------------------------------------
                         David A. Spuria
                         General Counsel, Vice President of
                         Administration and Secretary



                            Page 8 of 8 Pages